NO ACT

PE
1-20-09

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

09038777

Received SEC

MAR 1 9 2009

Washington, DC 20549

March 19, 2009

Dumont Clarke
Moore & Van Allen PLLC
Suite 4700
100 North Tryon Street
Charlotte, NC 28202-4003

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-19-09

Re: Lowe's Companies, Inc.
Incoming letter dated January 20, 2009

Dear Mr. Clarke:

This is in response to your letters dated January 20, 2009 and March 19, 2009 concerning the shareholder proposal submitted to Lowe's by John Chevedden. We also have received letters from the proponent dated February 12, 2009, February 27, 2009 and March 18, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

March 19, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Lowe's Companies, Inc.
Incoming letter dated January 20, 2009

The proposal requests that the board of directors take the necessary steps to reincorporate the company in North Dakota with articles of incorporation that provide that the company is subject to the North Dakota Publicly Traded Corporations Act.

We are unable to concur in your view that Lowe's may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that Lowe's may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Carmen Moncada-Terry
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Moore&VanAllen

March 19, 2009

Dumont Clarke
Attorney at Law

T 704 331 1051
F 704 378 2051
dumontclarke@mvalaw.com

Moore & Van Allen PLLC

Suite 4700
100 North Tryon Street
Charlotte, NC 28202-4003

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: # 3 Lowe's Companies, Inc. (LOW) Rule 14a-8 Proposal by John Chevedden Reincorporation

Ladies and Gentlemen:

I am responding on behalf of Lowe's Companies, Inc. (the "Company") to the attached letter dated March 18, 2009 from John Chevedden. The Company's bylaws contain a provision specifying that if a shareholder intends to authorize another person to act for him or her as proxy to present the shareholder's proposal at a meeting of the Company's shareholders, the shareholder shall give notice of such authorization in writing to the Company's Secretary not less than three business days before the date of the meeting, including the name and contact information for such person (the "Advance Notice Requirement"). In response to Mr. Chevedden's letter, we note the following:

- The Advance Notice Requirement is completely unrelated to the no-action letter request we submitted on behalf of the Company to exclude the proposal submitted by Mr. Chevedden from the Company's proxy statement pursuant to Rule 14a-8(i)(7);

- The Advance Notice Requirement applies to any proposal to be brought before a meeting of Lowe's shareholders by someone who is authorized to act as proxy for the shareholder who submitted the proposal;

- Under North Carolina law, the state of the Company's incorporation, the bylaws of a corporation may contain any lawful provision for managing the business and regulating the affairs of the corporation that is not inconsistent with law or the articles of incorporation. The Advance Notice Requirement is not inconsistent with North Carolina law or the Company's Articles of Incorporation; and

- If the proposal is not excludable from the Company's proxy statement, Mr. Chevedden, or his representative, are welcome to attend the Company's annual shareholders meeting to present the proposal. Compliance with the Advance Notice Requirement will not impose an unreasonable burden on Mr. Chevedden's right to appoint a representative to present the proposal on his behalf.

Please feel free to call me at (704) 331-1051, or my colleague, Mike DeLaney, at (704) 331-3519 if you have any questions.

Sincerely yours,

Moore & Van Allen, PLLC

Dumont Clarke

CHAR1\1111536v1

Research Triangle, NC
Charleston, SC

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

March 18, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 Lowe's Companies, Inc. (LOW)
Rule 14a-8 Proposal by John Chevedden
Reincorporation

Ladies and Gentlemen:

This further responds to the January 20, 2009 no action request.

The attached exchange of email messages with the company is more evidence of the overboard company efforts to exclude this proposal one-way or other. This adds a negative flavor to the company's previous elaborate claims.

The company seems to claim that a 3-day (business-day) advance notice is required of the proponent if another person is to present the rule 14a-8 proposal at the annual meeting. However when the company is asked to clarify whether this applies to a rule 14a-8 proposal, the company omits "rule 14a-8" from its description of the type of proposal this rule would apply to. Then the company fails to respond an email regarding this hole in its claim.

For these reasons and the earlier cited reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal -- since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Gaither Keener <gaither.m.keener@lowes.com>

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

March 18, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 Lowe's Companies, Inc. (LOW)
Rule 14a-8 Proposal by John Chevedden
Reincorporation

Ladies and Gentlemen:

This further responds to the January 20, 2009 no action request.

The attached exchange of email messages with the company is more evidence of the overboard company efforts to exclude this proposal one-way or other. This adds a negative flavor to the company's previous elaborate claims.

The company seems to claim that a 3-day (business-day) advance notice is required of the proponent if another person is to present the rule 14a-8 proposal at the annual meeting. However when the company is asked to clarify whether this applies to a rule 14a-8 proposal, the company omits "rule 14a-8" from its description of the type of proposal this rule would apply to. Then the company fails to respond an email regarding this hole in its claim.

For these reasons and the earlier cited reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Gaither Keener <gaither.m.keener@lowes.com>

------ Forwarded Message
From: olmsted* FISMA & OMB Memorandum M-07-16 ***
Date: Fri, 13 Mar 2009 10:47:33 -0700
To: Gaither Keener <gaither.m.keener@lowes.com>
Cc: "shareholderproposals@sec.gov" <shareholderproposals@sec.gov>
Subject: Lowe's Companies, Inc. (LOW) – Rule 14a-8 Proposal by John Chevedden

Mr. Keener, Please confirm today that the ambiguous company March 12, 2009 letter does not mean that, should this rule 14a-8 proposal still stand after the ongoing no action request, that the company will require the proponent to provide three business day advance notice of the name plus the contact information for a representative moving the proposal at the annual meeting.
Sincerely,
John Chevedden

cc:
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission

------ Forwarded Message
From: "Keener, Gaither - Gaither M" <Gaither.M.Keener@lowes.com>
Date: Mon, 16 Mar 2009 13:37:06 -0400
To: 'olmsted* FISMA & OMB Memorandum M-07-16 ***
Cc: "shareholderproposals@sec.gov" <shareholderproposals@sec.gov>, "Kim, Hannah - Hannah H" <Hannah.H.Kim@lowes.com>, "Miller, Wendy - Wendy C" <Wendy.C.Miller@lowes.com>
Subject: RE: Lowe's Companies, Inc. (LOW) Rule 14a-8 Proposal by John Chevedden

Dear Mr. Chevedden,

I am confirming that Article II, Section 12 of Lowe's Companies, Inc.'s Bylaws requires that if a shareholder intends to authorize another person to act for him or her as proxy to present a proposal at a meeting of the Company's shareholders, the shareholder must give notice of such authorization in writing to the Company's Secretary not less than three business days before the date of the meeting. The notice must include the name and contact information for the person the shareholder has appointed to act for him or her as proxy.

Any such notice should be sent to my attention at the Company's principal executive offices, 1000 Lowe's Boulevard, Mooresville, North Carolina 28117, or faxed to my attention at (704) 757-0598.

Thank you for being a shareholder in our Company,

Gaither M. Keener, Jr.
Senior Vice President, General Counsel,
Secretary and Chief Compliance Officer

------ Forwarded Message
[No company response]
From: olmsted*** FISMA & OMB Memorandum M-07-16 ***
Date: Mon, 16 Mar 2009 21:22:13 -0700
To: Gaither Keener <Gaither.M.Keener@lowes.com>
Cc: "shareholderproposals@sec.gov" <shareholderproposals@sec.gov>
Subject: Lowe's Companies, Inc. (LOW) Rule 14a-8 Proposal by John Chevedden

Mr. Keener, The below company response is ambiguous because it does not refer to rule 14a-8 proposals. Please forward an unambiguous response on Tuesday.
Sincerely,
John Chevedden

cc:
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission

Reference:
SECTION 12. NOTICE OF BUSINESS. At any meeting of shareholders, only business that is properly brought before the meeting may be presented to and acted upon by shareholders. To be properly brought before the meeting, business must be brought (a) by or at the direction of the Board of Directors or (b) by a shareholder or another person authorized to act for him or her as proxy who has given timely notice in writing to the Secretary. If a shareholder who has given timely notice in writing to the Secretary of business to be brought before the meeting intends to authorize another person to act for him or her as proxy to present the proposal at the meeting, the shareholder shall give notice of such authorization in writing to the Secretary not less than three business days before the date of the meeting, including the name and contact information for such person. To be timely, a shareholder's notice shall be delivered to, or mailed and received at, the principal executive offices of the corporation not less than ninety (90) days nor more than one hundred twenty (120) days prior to the first anniversary of the preceding year's annual meeting of shareholders; provided, however, that in the event that the date of the annual meeting is advanced by more than thirty (30) days or delayed by more than sixty (60) days from such anniversary date, then to be timely notice by a shareholder must be so delivered not earlier than the 90th day prior to such annual meeting and not later than the close of business on the later of the 60th day prior to such annual meeting or the tenth day following the day on which public announcement of the date of such meeting is first made. Notice of actions to be brought before the annual meeting pursuant to (b) above shall set forth, as to each matter the shareholder proposes to bring before the meeting: (i) a brief description of the business desired to be brought before the meeting and the reason as for bringing such business before the meeting, and (ii) as to the shareholder giving the notice, (A) the name and address, as they appear on the corporation's books, of such shareholder and any Shareholder Associated Person covered by clauses (B), (C) and (D), (B) the number of shares of the corporation which are owned of record or beneficially by such shareholder and by any Shareholder Associated Person with respect to the corporation's securities, (C) any derivative positions held of record or beneficially by the shareholder and any Shareholder Associated Person and whether and the extent to which any hedging or other transaction or series of transactions has been entered into by or on behalf of, or any other agreement, arrangement or understanding has been made, the effect or intent of which is to increase or decrease the voting power of, such shareholder or any Shareholder Associated Person with respect to the corporation's securities; and (D) any material interest of such shareholder or any Shareholder Associated Person in such business other than his interest as shareholder of the

corporation. Notwithstanding anything in these Bylaws to the contrary, no business shall be conducted at a meeting of shareholders except in accordance with the provisions set forth in this Section 12. The chairman of the meeting shall, if the facts warrant, determine and declare to the meeting that any business was not properly brought before the meeting in accordance with the provisions prescribed by these Bylaws. If the chairman should so determine, any such business not so properly brought before the meeting shall not be transacted. Notwithstanding the foregoing provisions of this Section 12, a shareholder shall also comply with all applicable requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder with respect to the matters set forth in this Section 12.

------ Forwarded Message
From: "Keener, Gaither - Gaither M" <Gaither.M.Keener@lowes.com>
Date: Mon, 16 Mar 2009 13:37:06 -0400
To: 'olmsted' FISMA & OMB Memorandum M-07-16 ***
Cc: "shareholderproposals@sec.gov" <shareholderproposals@sec.gov>, "Kim, Hannah - Hannah H" <Hannah.H.Kim@lowes.com>, "Miller, Wendy - Wendy C" <Wendy.C.Miller@lowes.com>
Subject: RE: Lowe's Companies, Inc. (LOW) Rule 14a-8 Proposal by John Chevedden

Dear Mr. Chevedden,

I am confirming that Article II, Section 12 of Lowe's Companies, Inc.'s Bylaws requires that if a shareholder intends to authorize another person to act for him or her as proxy to present a proposal at a meeting of the Company's shareholders, the shareholder must give notice of such authorization in writing to the Company's Secretary not less than three business days before the date of the meeting. The notice must include the name and contact information for the person the shareholder has appointed to act for him or her as proxy.

Any such notice should be sent to my attention at the Company's principal executive offices, 1000 Lowe's Boulevard, Mooresville, North Carolina 28117, or faxed to my attention at (704) 757-0598.

Thank you for being a shareholder in our Company,

Gaither M. Keener, Jr.
Senior Vice President, General Counsel,
Secretary and Chief Compliance Officer

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

February 27, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Lowe's Companies, Inc. (LOW)
Rule 14a-8 Proposal by John Chevedden
Reincorporation

Ladies and Gentlemen:

This further responds to the January 20, 2009 no action request.

The company provided no precedent that a reincorporation proposal has ever been excluded as ordinary business.

The company did not provided one textbook case where a company that reincorporated in another state described doing such extensive work as the company self-servingly claims is necessary to avoid giving shareholders a voice on this proposal. To the contrary the proposal does not "micro-manage" the company because the proposal does not call out any such extensive work or seek to be involved with any such largely unnecessary work.

The company objection, if successful, would seem to preclude reincorporation proposals henceforth. It would seem to be impossible for any company to reincorporate in another state without an impact on "day-to-day" operations.

Also the company objection, if successful, would seem to preclude any rule 14a-8 proposals henceforth unless the resolved statement included a condition that the proposal is a recommendation to act *only* if a management determination results in agreement with the proposal.

The company claims that a proposal to reincorporate in another state should be considered equivalent to proposals asking for a report on investing in renewable energy, exposure to the mortgage crisis, analysis of a carbon dioxide emissions tax and developing a greenhouse gas policy.

The thrust of the company claim is apparently that any corporate governance change that would involved detailed work would be ordinary business. It would be difficult to imagine any corporate governance change being largely devoid of detailed work. The company does not distinguish how its argument could be selectively applied so that it would not eliminate all rule 14a-8 proposals as ordinary business.

For these reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Gaither Keener <gaither.m.keener@lowes.com>

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

February 12, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Lowe's Companies, Inc. (LOW)
Rule 14a-8 Proposal by John Chevedden
Reincorporation

Ladies and Gentlemen:

This responds to the January 20, 2009 no action request. The thrust of the company claim is apparently that that any corporate governance change that would involved detailed work would be ordinary business.

It would be difficult to imagine any corporate governance change being largely devoid of detailed work.

The company does not distinguish how its argument could be selectively applied so that it would not eliminate all rule 14a-8 proposals as ordinary business.

For this reason and additional reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Gaither Keener <gaither.m.keener@lowes.com>

Moore&VanAllen

January 20, 2009

Moore & Van Allen PLLC
Attorneys at Law

Suite 4700
100 North Tryon Street
Charlotte, NC 28202-4003

T 704 331 1000
F 704 331 1159
www.mvalaw.com

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Lowe's Companies, Inc.
Exclusion of Shareholder Proposal Relating to Reincorporating in North Dakota

Dear Ladies and Gentlemen:

Lowe's Companies, Inc. (the "Company") hereby requests that the staff of the Division of Corporation Finance advise the Company that it will not recommend any enforcement action to the Securities and Exchange Commission (the "Commission") if the Company excludes the shareholder proposal described below (the "Proposal") from its proxy materials for its upcoming annual shareholders' meeting. The Proposal was submitted to the Company by John Chevedden (the "Proponent"). As described more fully below, the Proposal is excludable pursuant to Rule 14a-8(i)(7) because it relates to ordinary business matters.

A copy of this letter has been provided to the Proponent and emailed to shareholderproposals@sec.gov in compliance with the instructions found on the Commission's website and in lieu of our providing six additional copies of this letter pursuant to Rule 14a-8(j)(2).

The Proposal

The Proposal calls for the adoption by the Company's shareholders of the following resolution:

> "Resolved: That shareowners hereby request that our board of directors take the necessary steps to reincorporate the Company in North Dakota with articles of incorporation that provide that the Company is subject to the North Dakota Publicly Traded Corporations Act."

A copy of the complete Proposal is attached hereto as Exhibit A.

Discussion

Rule 14a-8 generally requires an issuer to include in its proxy materials proposals submitted by shareholders that meet prescribed eligibility requirements and procedures. Rule 14a-8 also provides that an issuer may exclude shareholder proposals that fail to comply with applicable eligibility and procedural requirements or that fall within one or more of the thirteen substantive reasons for exclusion set forth in Rule 14a-8(i).

Rule 14a-8(i)(7) permits an issuer to exclude a shareholder proposal if it relates to the company's ordinary business operations. The Proposal requests that the Company's board of directors take the necessary steps to reincorporate the Company in North Dakota subject to the North Dakota Publicly Traded Corporations Act.

Research Triangle, NC
Charleston, SC

The Company believes that the preliminary analysis and costs associated with a reincorporation transaction are directly related to, and would have a significant impact upon, management's day-to-day decisions concerning the development, implementation and oversight of the Company's business strategies. The Company also believes that the Proposal relates to the Company's ordinary business operations because it would require the Company to conduct an internal assessment of the potential risks and liabilities involved with reincorporating in North Dakota. Thus, the Proposal is excludable under the ordinary business exclusion in Rule 14a-8(i)(7) as it involves fundamental ordinary business activities.

The Proposal is excludable because it deals with matters relating to the Company's ordinary business operations.

Rule 14a-8(i)(7) permits an issuer to exclude a shareholder proposal from the company's proxy materials if it relates to the company's ordinary business operations. According to the Commission's release accompanying the 1998 amendments to Rule 14a-8, the underlying policy of the ordinary business exclusion is to "confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Release No. 34-40018 (May 21, 1998) (the "1998 Release").

In the 1998 Release, the Commission outlined two central considerations on which this policy for exclusion rests: (i) the subject matter of the proposal and (ii) the degree to which the proposal seeks to "micro-manage" the company. *Id.* The Commission considers certain tasks to be "so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." *Id.* In addition, a proposal seeks to "micro-manage" operations when it probes "too deeply into matters of a complex nature upon which shareholders, as a group, would not be in position to make an informed judgment." *Id.*

The Proposal, in seeking to dictate where the Company should reincorporate and which set of state corporate laws should govern the Company's business, implicates both of the policy considerations discussed in the 1998 Release. First, the subject matter of the Proposal, i.e., reincorporation, and the complex legal, financial and corporate governance considerations that would need to be evaluated by the Company's board of directors prior to recommending such a transaction to shareholders intrudes upon matters which are fundamental to management's day-to-day operations of the Company's business. Such matters are reserved for management and the board of directors under well-established corporate law principles, including the laws of the State of North Carolina, the Company's state of incorporation, and are not appropriately delegated to the Company's shareholders. *See* Section 55-8-01 of the North Carolina Business Corporation Act ("All corporate powers shall be exercised by or under the authority of, and the business and affairs of the corporation managed by or under the direction of, its board of directors ...").

Moreover, any evaluation of a reincorporation transaction would need to include a thorough review of the costs associated with the transaction. The Company believes that the costs of the proposed reincorporation transaction would be substantial and therefore would have a significant impact upon management's day-to-day decisions concerning the development, implementation and oversight of the Company's business strategies. For instance, the reincorporation transaction would include significant one-time fees and expenses associated with withdrawing the incorporation and foreign qualifications of the North Carolina corporation and preparing and submitting new applications for the North Dakota corporation. Another important financial consideration would be the potential impact of a reincorporation transaction on the Company's existing contracts, including loan documents under which the Company has billions of dollars of debt outstanding. A reincorporation transaction would involve the costs associated with reviewing those contracts to determine whether an amendment to their substantive provisions would be needed or a consent required from a third party (and potentially the payment of additional consideration to obtain consents). The Company believes that the responsibility of reviewing and evaluating the costs and other factors relevant to implementing such a transaction and ultimately making expenditure decisions is fundamental to the functions of the Company's board of directors and management in overseeing and managing the Company's ordinary business operations.

The Proposal also seeks to "micro-manage" the Company by probing too deeply into complex matters upon which shareholders, as a group, are not in a position to make an informed judgment. Before making a recommendation to shareholders regarding a reincorporation transaction, the Company's board of directors would, as part of its fiduciary duties to the Company and shareholders, need to carefully analyze the potential consequences related to such a transaction. For instance, in evaluating a proposed reincorporation transaction, a board of directors would need to review the differences in state corporation laws and the body of caselaw interpreting such laws—an undertaking well beyond the scope of the limited provisions cited by the Proponent in his supporting statement. Some of these considerations would include: (i) fiduciary duties of directors; (ii) director liability provisions; (iii) indemnification of directors and officers; (iv) takeover defenses; (v) the ability to consider the impact of a potential transaction on constituents or stakeholders (other than shareholders) of a company; (vi) merger and combination provisions; (vii) cumulative voting provisions; (viii) substantial litigation exposure in a state where the Company has only minimal business operations; (ix) board structure, director removal and provisions for filling director vacancies; and (x) provisions for the lawful payment of dividends and distributions. In addition, most shareholders are not in a position to evaluate the importance of the goodwill existing toward the Company in the State of North Carolina, where it has been incorporated for over 60 years, has numerous employees and stores, and has recently constructed a large, new corporate headquarters complex. Notably, the Proponent does not condition his request for reincorporation in North Dakota on a determination by management, ratified by the board of directors, that the transaction is in the best interests of the Company and its shareholders. Thus, the Proposal may be viewed as an attempt to second-guess management and to substitute the less informed judgment of the shareholders for that of management.

The Proposal requests that the Company's board of directors take the necessary steps to reincorporate the Company from North Carolina to North Dakota in an effort to compel the Company to adopt a number of "shareholder-friendly" measures under the North Dakota Publicly Traded Corporations Act. The Company is not aware of any no-action precedents under Rule 14a-8(i)(7) where the Commission's staff has addressed the issue of proposals requesting companies to reincorporate to take advantage of a statute in another state. *But see Wendy's International, Inc.* (January 29, 2007) (no-action letter request under Rule 14a-8(i)(7) to omit proposal seeking reincorporation withdrawn); *see also Nabors Industries Ltd.* (March 19, 2005) (proposal requesting the company prepare a "Reincorporation Impact Statement" providing information regarding the ongoing impact of the company's reorganization from the United States to Bermuda excludable as relating to the company's ordinary business operations) and *Weatherford International Ltd.* (February 25, 2005) (same).

The management and board of directors of every company are entrusted with setting the priorities, objectives and goals of a company's business. As previously noted, the Company believes that the analysis of costs and benefits associated with evaluating a reincorporation transaction are crucial to the board's managerial functions concerning the development, implementation and oversight of business strategies designed to enhance shareholder value. Thus, while not directly on point, the Company believes that no-action precedents relating to proposals requesting that boards explore strategic alternatives for maximizing shareholder value may be useful to analyzing the present case.

The Staff has a long-standing policy of allowing the exclusion under Rule 14a-8(i)(7) of proposals relating to the determination and implementation of a company's business strategies as relating to the company's ordinary business operations. *See, e.g., Fifth Third Bancorp* (January 17, 2007) (proposal requesting the board to engage the services of an investment banking firm to propose and evaluate strategic alternatives that could enhance shareholder value, including a merger or sale of the company); *AltiGen Communications, Inc.* (November 16, 2006) (proposal requesting the board to form a special committee for the purpose of enhancing shareholder value, including the sale of the corporation to the highest bidder); *Bristol-Myers Squibb Company* (February 22, 2006) (proposal urging the board to retain a nationally recognized investment bank to explore strategic alternatives to enhance the value of the company, including a possible sale, merger, or other transaction for any or all assets of the company and report to shareholders on a course of action to maximize shareholder value) and *Telular Corporation* (December 5, 2003) (proposal requesting the board to (i) immediately appoint a committee of independent, non-management directors to explore strategic alternatives for maximizing shareholder value, including a sale, merger, spin-off, split-off or divestiture of the company or a division thereof and (ii) direct the committee to report to the board its findings and recommendations with respect to the implementation of such a strategic alternative). In each of these cases, the Commission's staff allowed the exclusion of the proposal even though the proposal suggested both ordinary and extraordinary courses of action.

The Proposal may also be excluded under Rule 14a-8(i)(7) because it would of necessity require the Company to conduct an internal assessment of the potential economic risks or liabilities that the Company would face as a result of reincorporating in North Dakota even though it doesn't specifically mandate that the Company do so. On numerous occasions, the Commission's staff has allowed the exclusion under Rule 14a-8(i)(7) of shareholder proposals requiring the company to engage in an internal assessment of the potential financial impact of the requested action even though such proposals did not specifically call for an evaluation of "risks." For example, in a recent letter to *General Electric Company* (January 9, 2009), the Commission's staff found that the company could exclude under Rule 14a-8(i)(7) a proposal requiring that the company prepare a report addressing "the potential costs and benefits to the Company of divesting its nuclear energy investment in the near future and of investing instead in renewable energy." Notably, the Commission's staff concurred with the company that the proposal was excludable as relating to the company's ordinary business operations (i.e., evaluation of risks) even though the proposal did not specifically request an evaluation of "risks," but rather focused on the "potential costs and benefits" of divesting its nuclear energy investment. *See also Washington Mutual, Inc.* (February 5, 2008) (proposal requesting the board prepare a report to shareholders discussing the company's "potential financial exposure" as a result of the mortgage securities crisis); *Pulte Homes, Inc.* (February 4, 2008) (proposal requesting the board establish a compliance committee, composed of independent directors, to "assess its response" to rising regulatory, competitive and public pressure to increase energy efficiency); *Great Plains Energy Incorporated* (February 27, 2007) (proposal demanding a "financial analysis of the impact" of a carbon dioxide emissions tax); *Hewlett-Packard Company* (December 12, 2006) (proposal requesting a report on the development of the company's policy on greenhouse gas emissions, including the "costs and benefits" to the company of its greenhouse gas policy); *Wells Fargo & Company* (February 16, 2006) (proposal seeking a report on the effect on the company's business strategy of the challenges created by global climate change); *The Dow Chemical Company* (February 23, 2005) (proposal seeking a report to stockholders concerning the reputational and financial impact of the company's response to certain pending litigation) and *American International Group, Inc.* (February 19, 2004) (proposal requesting the board "review the economic effects" of the HIV/AIDS, tuberculosis and malaria pandemics on the company's business strategy and initiatives); Similarly, the Proposal is excludable because it would require the Company to engage in an internal assessment of the economic risks and liabilities associated with the proposed reincorporation transaction.

Conclusion

Deciding whether to reincorporate in another jurisdiction is fundamental to management's day-to-day functions. Because it deals with matters relating to the Company's ordinary business operations, the Proposal is excludable under Rule 14a-8(i)(7). We respectfully request your confirmation that the Division of Corporation Finance will not recommend any enforcement action to the Commission if the Proposal is omitted from the Company's proxy statement for the reasons stated above.

Please feel free to call me at (704) 331-3519, or my colleague, Dumont Clarke, at (704) 331-1051 if you have any questions or comments.

Very truly yours,

Moore & Van Allen PLLC

Ernest S. DeLaney III

Ernest S. DeLaney III

Enclosure

[LOW: Rule 14a-8 Proposal, December 15, 2008]

3 – Reincorporate in a Shareowner-Friendly State

Resolved: That shareowners hereby request that our board of directors take the necessary steps to reincorporate the Company in North Dakota with articles of incorporation that provide that the Company is subject to the North Dakota Publicly Traded Corporations Act.

Statement of John Chevedden

This proposal requests that the board initiate the process to reincorporate the Company in North Dakota under the new North Dakota Publicly Traded Corporations Act. If our company were subject to the North Dakota act there would be additional benefits:

- There would be a right of proxy access for shareowners who owned 5% of our Company's shares for at least two years.
- Shareowners would be reimbursed for their expenses in proxy contests to the extent they are successful.
- The board of directors could not be classified.
- The ability of the board to adopt a poison pill would be limited.
- Shareowners would vote each year on executive pay practices.

These provisions, together with others in the North Dakota act, would give us as shareowners more rights than are available under any other state corporation law. By reincorporating in North Dakota, our company would instantly have the best governance system available.

The SEC recently refused to allow shareowners a right of access to management's proxy statement. And Delaware courts recently invalidated a bylaw requiring reimbursement of proxy expenses. Each of those rights is part of the North Dakota act. As a result, reincorporation in North Dakota is now the best alternative for achieving the rights of proxy access and reimbursement of proxy expenses. As a North Dakota company our Company would also shift to cumulative voting, "say on pay," and other best practices in governance.

Our Company needs to improve its governance:

- Two directors served on 6 boards each – Over-commitment concern.
  - Robert Ingram
  - Peter Browning
- Two directors owed zero stock:
  - Robert Ingram
  - Robert Johnson
- Robert Johnson was designated a "Problem Director" by The Corporate Library due to his involvement with US Airways and bankruptcy.
- Robert Ingram was also designated as "Accelerated Vesting" director by The Corporate Library, http://www.thecorporatelibrary.com, an independent investment research firm.
- Our directors also served on boards rated D or F by the Corporate Library:

Robert Ingram	Wachovia (WB)
Peter Browning	Wachovia (WB)
Robert Ingram	Allergan (AGN)
Dawn Hudson	Allergan (AGN)
Robert Johnson	KB Home (KBH) F-rated
Peter Browning	Phoenix Companies (PNX)
Peter Browning	Acuity Brands (AYI)
Stephen Page	PACCAR (PCAR)
David Bernauer	Office Depot (ODP)
Robert Ingram	Valeant Pharmaceuticals (VRX)

- We had no shareholder right to:
  - Annual election of each director (until 2011).
  - Cumulative voting.
  - Act by written consent.
  - Call a special meeting.
  - Independent Board Chairman.
  - Lead Director.

Reincorporation in North Dakota provides a way to switch to a vastly improved system of governance in a single step. And reincorporation in North Dakota does not a major capital investment or layoffs to improve financial performance.

I urge your support for Reincorporating in a Shareowner-Friendly State.

Notes:
John Chevedden, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

Mr. Robert A. Niblock
Chairman
Lowe's Companies, Inc. (LOW)
1000 Lowe's Blvd
Mooresville, NC 28117
Phone: 704 758-1000
Fax: 336 658-4766

Rule 14a-8 Proposal

Dear Mr. Niblock,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to *** FISMA & OMB Memorandum M-07-16 ***

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,

John Chevedden

December 15, 2008
Date

cc: Gaither Keener <gaither.m.keener@lowes.com>
Corporate Secretary
PH: 704-758-2250
FX: 704-757-0598

National Financial Services, LLC
Operations and Services Group
500 SALEM STREET OS2S, SMITHFIELD, RI 02917

December 15, 2008

John R. Chevedden
Via facsimile to *** FISMA & OMB Memorandum M-07-16 ***

To Whom It May Concern:

This letter is provided at the request of Mr. John R. Chevedden, a customer of Fidelity Investments.

Please accept this letter as confirmation that according to our records Mr. Chevedden has continuously owned no less than 100.000 shares of the following securities since September 30, 2007:

AMR Corp.	*** FISMA & OMB Memorandum M-07-16 ***	Northrop Grumman Corp Holding Co.	*** FISMA & OMB Memorandum M-07-16 ***
Caterpillar Inc.		Priceline Com. Inc.	
Continental Airlines Cl. B		Pep Boys Manny Moe & Jack*	
Lowes Companies		Raytheon Co. Common	

* Mr. Chevedden has continuously owned at least 150.000 shares of this company since September 30, 2007

I hope you find this information helpful. If you have any questions regarding this issue, please feel free to contact me by calling 800-800-6890 between the hours of 9:00 a.m. and 5:30 p.m. Eastern Time (Monday through Friday). Press 1 when asked if this call is a response to a letter or phone call; press *2 to reach an individual, then enter my 5 digit extension 27937 when prompted. For general questions about your account you may call us anytime at 800-544-6666. Thank you for choosing to invest with Fidelity Investments.

Sincerely,

George Stasinopoulos
Client Services Specialist

Our File: W031510-11DEC08